ADDITIONAL AU ASSAY RESULTS FROM
THE PEEL AND HOODOO ZONES, KETZA RIVER PROJECT

Vancouver, BC – November 22, 2010 – Yukon-Nevada Gold Corp. (Toronto Stock Exchange: YNG; Frankfurt Xetra Exchange: NG6) is pleased to announce further excellent results from its ongoing 2010 drilling program at Ketza River. The Ketza River property is wholly owned by Yukon-Nevada Gold Corp., and it is a past gold producer located near the town of Ross River in the Yukon Territory, Canada.

The recently received assay results are mostly from the Hoodoo, Break, and B-Mag Zones at the Ketza River Project, which are manto-style (limestone replacement) resources. Results also came in for one drill hole from the Connector Zone in the Shamrock part of the project, which are mostly veins and stockwork resources. All drill holes referenced in this news release are diamond drill holes completed by one drill rig between May 6, 2010 and July 11, 2010 and for which assays were recently received.

Hoodoo Zone

The Hoodoo Zone oxide mineralization target lies proximal to a major northwest-striking fault zone which controls mineralization in the Lab-Calcite Zone. This current phase of drilling was located near the top of the ridge, in what is planned to be the high wall of the Lab-Hoodoo open pit (see Drill Hole Plan Map Figure which can be found on our website here: http://www.yukon-nevadagold.com/i/pdf/2010HoodooMap.pdf).

Table 1 below lists the 2010 significant drill hole intercepts from the Hoodoo Zone. The highlight of this phase of drilling was drill hole KR-10-1532 which contained two intercepts: 9.14 meters grading 37.37 g/t Au starting from 57.0 and continuing to 66.14 m, and another containing 4.28 meters assaying 2.95 g/t Au from 25.29 to 29.57m. This drill hole was drilled approximately perpendicular to drill hole KR-08-1455, which also intersected similarly strong gold mineralization. In addition, drill hole KR-10-1535 located approximately 20 meters to the west, intercepted 2.30 meters grading 17.60 g/t Au. Cross sections suggest that these intersections are approximately true thickness.

Table 1
Summary of Significant Intercepts from the Hoodoo Zone*
(Proposed Lab-Hoodoo open pit)

Drill hole Number	From (m)	To (m)	Thickness (m)	Grade g/t Au
KR-10-1529	17.29	17.85	0.56	1.95
	44.62	45.70	1.08	1.64
	68.03	69.36	1.33	8.37
KR-10-1530	20.42	21.94	1.52	2.04
	30.21	30.74	0.53	1.74
KR-10-1532	25.29	29.57	4.28	2.95
	57.00	66.14	9.14	37.37
KR-10-1533	24.05	25.45	1.40	2.07
	53.43	53.95	0.52	2.22
	57.00	57.55	0.55	1.70
KR-10-1535	53.45	55.75	2.30	17.60
	60.05	62.82	2.77	1.37
KR-10-1536	41.33	42.60	1.27	1.12
KR-10-1537	49.28	50.71	1.43	15.64
	69.41	69.87	0.46	1.52

*Notes: (1) True thickness is not determined.
               (2) Drill hole numbers KR-10-1531 and KR-10-1534 from the Hoodoo Zone returned no significant intersections.

Break Zone

The Break Zone is a historic open-pit mined in the late 1980's by Canamax Resources located in the northeast corner of the proposed Peel open pit. A series of 2010 drill holes were completed within the existing resource in the Break Zone (see Drill Hole Plan Map Figure which can be found on our website here: http://www.yukon-nevadagold.com/i/pdf/KetzaExlorMap2010.pdf) and tested sulfide manto-style targets that lie stratigraphically below the existing oxide resources.

Table 2 below lists significant drill hole intercepts from oxide materials in the Break Zone that were recently received. Drill hole KR-10-1499 from this zone returned two intercepts: 2.36 meters averaging 13.90 g/t Au, and 5.78 meters that averaged 3.46 g/t Au.

Table 2
Summary of Significant Intercepts from the Break Zone*
(Proposed Peel open pit)

Drill hole Number	From (m)	To (m)	Thickness (m)	Grade g/t Au
KR-10-1499	79.02	81.38	2.36	13.90
	108.56	114.34	5.78	3.46
KR-10-1502	71.80	82.14	10.34	2.60
	87.66	89.87	2.21	2.44

*Notes: (1) True thickness is not determined.
               (2) Other drill holes from this zone were reported on September 16, 2010.

B-Mag Zone

The B-Mag Zone is an individual northwest-trending mineralized zone located on the east side of the proposed Peel open pit. A further series of 2010 drill holes were completed on the southeastern margin of this existing resource (see Drill Hole Plan Map Figure which can be found on our website).

Table 3 below lists significant drill hole intercepts in the B-Mag Zone that were recently received. Drill hole KR-10-1520 intercepted 9.42 meters averaging 7.06 g/t Au starting at 3.0 meters. The recent drilling in the B-Mag Zone was successful in extending gold mineralization by 15 to 33 meters laterally to the southeast of the existing resource.

Table 3
Summary of Significant Intercepts from the B-Mag Zone*
(Proposed Peel open pit).

Drill hole Number	From (m)	To (m)	Thickness (m)	Grade g/t Au
KR-10-1513	25.27	31.53	6.26	1.85
KR-10-1518	5.59	6.09	0.50	15.30
	7.63	11.70	4.07	2.43
	23.47	26.52	3.05	1.71
KR-10-1520	3.05	12.47	9.42	7.06

*Notes: (1) True thickness is not determined.
               (2) Other drill holes from this zone were reported on September 16, 2010.

Connector Zone

The Connector Target is a combination magnetic, gravity and gold-in-soil anomaly, lying upslope from the Gully resource in the Shamrock Zone. See the Connector Target plan map figure on the YNG website here: http://www.yukon-nevadagold.com/i/pdf/KetzaConnectorMap2010.pdf. This target trends nearly east-west and lies at a high angle to the well defined Gully (vein) resource. One last drill hole was recently received, and is presented in Table 4 below. The rest of the drill holes were reported on October 26, 2010.

Table 4
Summary of Significant Intercepts from the Connector Zone*
(Proposed Gully open pit).

Drill hole Number	From (m)	To (m)	Thickness (m)	Grade g/t Au
KR-10-1494	20.82	21.29	0.47	1.57
	140.06	140.54	0.48	7.11

*Notes: (1) True thickness is not determined.
               (2) Other drill holes from this zone were reported on October 26, 2010.

None of these recent drill intercepts from the Hoodoo, B-Mag, Break, and Connector Zones were included in the data used for the NI 43-101 resource estimate released on April 14, 2008 and therefore are likely to lead to an increase in the resource at the Ketza River project. A complete table of updated results for the 2009-2010 drilling program can be found on our website: http://www.yukon-nevadagold.com/i/pdf/KetzaDrillResults09_10-2.pdf

All of the assays were analyzed at ALS Laboratory Group in North Vancouver. The documentation of the quality control and quality assurance protocols are described in the NI-43-101 document described above and can be found on our website here: http://www.yukon-nevadagold.com/s/KetzaManto.asp?ReportID=296836

This news release was compiled and written by the Chief Geologist for the Ketza River project, Ed Gates (M.Sc., P.Geo). It was also reviewed and approved by Todd Johnson (M. Sc.), Vice President of Exploration for Yukon-Nevada Gold Corp. Todd Johnson is the Qualified Person for the purpose of this release.

Yukon-Nevada Gold Corp. is a North American gold producer in the business of discovering, developing and operating gold deposits. The Company holds a diverse portfolio of gold, silver, zinc and copper properties in the Yukon Territory and British Columbia in Canada and in Nevada in the United States. The Company's focus has been on the acquisition and development of late stage development and operating properties with gold as the primary target. Continued growth will occur by increasing or initiating production from the Company's existing properties.

For more information please contact:

Yukon-Nevada Gold Corp.
Richard Moritz
Senior Director, Institutional Investor Relations
Tel: (604) 688-9427 Email: rmoritz@yngc.ca

Nicole Sanches
Investor Relations Manager
Tel: (604) 688-9427 ext 224
Email: nicole@yngc.ca
www.yukon-nevadagold.com

CHF Investor Relations
Jeanny So
Director of Operations
Tel: (416) 868-1079 ext. 225
Email: jeanny@chfir.com
www.chfir.com

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